21st Floor, Everbright Bank Building,
Zhuzilin, Futian District, Shenzhen, Guangdong,
People’s Republic of China 518040
Tel.: (+86) 755 -8370-8333
Fax: (+86) 755-8370-9333

September 26, 2007

By EDGAR Transmission and by Hand Delivery

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:

China Public Security Technology, Inc.
Amendment No. 2 to Form SB-2
Filed September 14, 2007
File No. 333-142303

Dear Ms. Jacobs:

On behalf of China Public Security Technology, Inc. ("CPST"), we hereby submit the following responses to your verbal comments on September 24 and 25, 2007, regarding disclosures in Amendment No. 2 to our Registration Statement on Form SB-2.

We understand and agree that:

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CPST is responsible for the adequacy and accuracy of the disclosures in the filings.

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CPST’s comments or changes to disclosures in response to your September 24, 2007 do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action on the filings.

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CPST may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Risk Factors

1. Please revise the risk factor regarding sales from a limited number of customers to clearly reflect that the revenues are from your commercial arrangement with iASPEC.

Response:

We have revised our disclosure as shown in the redline comparison below, to reflect that our operations are dependent on our commercial relationship with iASPEC which derives a significant portion of its revenues from a limited number of customers.

Barbara C. Jacobs

September 26, 2007

A significant portion of our sales are derived from a limited number of customers, and results from operations could be adversely affected and stockholder value harmed if we lose any of these customers.

Our operations are currently dependent upon our commercial relationship with iASPEC which derives a significant portion of its revenues from a limited number of customers. Through our commercial relationship we serve about 17 customers located in Guandong Province and Hainan Province in China, however, for the years ended December 31, 2006 and 2005, 31.9% and 45.4%, respectively, of our revenues from our commercial relationship with iASPEC were derived from its five largest customers. During the year ended December 31, 2006, 31.9% of revenues were derived from the Shenzhen City Police Department, the Shenzhen City Fire Department, the Shenzhen Immigration Bureau of the PRC, the Shenzhen City Nanshan District Police Department and the Shenzhen City Traffic Police Department, and for the year ended December 31, 2005, 45.4% of revenues were derived from the Shenzhen City Police Department, the Shenzhen City Traffic Police Department, Luen Rong International Investment Limited, the Shenzhen City LuoHu District Police Department and the Hainan Province Dongfang City Police Department. We have begun to explore markets for our services outside of Guangdong and Hainan Provinces, but we cannot be certain that we will be able to expand our systems effectively to gain market share to gain new customers in these areas. The loss of any of these significant customers would adversely affect our revenues and stockholder value.

2. Please revise the risk factor regarding your material weaknesses to reflect any material cost of remediation and the planned time frame for addressing these material weaknesses.

Response:

We have revised our disclosure as shown in the redline comparison below, to reflect that we do not believe that the costs of remediation for the above material weaknesses will have a material effect on the our financial position, cash flows, or results of operations and that we expect to correct our material weaknesses by the end of fiscal year 2007.

Investor confidence and market price of our shares may be adversely impacted if we are unable to correct a material weakness in our internal controls over our financial reporting identified by our independent registered public accountants.

In connection with its review of our condensed, consolidated financial statements for the quarter ended March 31, 2007, our independent registered public accounting firm reported, in a letter dated May 22, 2007, a material weakness in our internal controls over our ability to produce financial statements free from material misstatements. Our independent registered public accounting firm reported a material weakness resulting from the combination of the following significant deficiencies: (a) lack of timely identification, research and resolution of accounting issues and lack of documentation of consideration of recent accounting pronouncements; (b) lack of documentation and review of financial information by our accounting personnel with direct oversight responsibility, and lack of analysis and reconciliation of certain accounts on a periodic basis, and the failure of the accounting system to provide information related to expenditures on a project-by-project basis; (c) absence of documented controls over our related party transactions; and (d) lack of technical accounting expertise among senior financial staff regarding US GAAP and the requirements of the PCAOB, and regarding the preparation of draft financial statements.

In order to further enhance our internal controls, our management recommended the following changes, all of which were approved in the third quarter of 2007 and have been implemented by us: (a) we have restructured our relationship with iASPEC to address our controls over related party transactions with iASPEC; (b) we have hired additional accounting personnel to assist us in the timely identification, research and resolution of accounting issues and with our documentation processes; and (c) we have performed additional analyses and reviews of our procedures to provide reasonable assurance that the financial statements in this Form 10-Q have been prepared in accordance with generally accepted accounting principles. In addition our management has recommended the implementation of the following changes by the end of fiscal year 2007: the hiring of additional high-level accounting personnel with experience in US GAAP; the engagement of a third-party accounting firm to assist management in evaluating complex accounting issues on an as-needed basis; and the implementation of systems to improve control and review procedures over all financial statement and account balances.

We do not believe that the costs of remediation for the above material weaknesses will have a material effect on the our financial position, cash flows, or results of operations and we expect that these steps will correct the material weakness described above by the end of fiscal year 2007. However, if our independent registered public accountants are not satisfied with our internal control structure and procedures, they may decline to attest to our management’s assessment of these procedures or may issue a report that is qualified. Any of these possible outcomes could result in an adverse reaction in the financial marketplace, which could negatively impact the market price of our shares.

Barbara C. Jacobs

September 26, 2007

Risk Factors

3. Please revise the risk factor regarding Mr. Lin’s association with iASPEC to reflect that revenues from iASPEC as of June 30, 2007.

Response:

We have revised our disclosure as shown in the redline comparison below, to reflect that for the six months ended June 30, 2007, we derived 65% of our revenues from iASPEC.

Jiang Huai Lin’s association with iASPEC could pose a conflict of interest which may result in iASPEC decisions that are adverse to our business.

Jiang Huai Lin, our president and chief executive officer and the beneficial owner of 63% of our common stock also beneficially owns 60% of iASPEC, from whom we derived 55% and 65% of our revenues during the fiscal year ended December 31, 2006 and for the six months ended June 30, 2007, respectively, pursuant to existing commercial arrangements. As a result, conflicts of interest may arise from time to time and these conflicts may negatively affect our operations and potentially result in the loss of opportunities.

China Public Security Technology, Inc., Quarterly Report on Form 10-QSB for Fiscal Quarter Ended June 30, 2007

Controls and Procedures

2. Please revise the disclosure regarding your material weaknesses to reflect any material cost of remediation and the planned time frame for addressing these material weaknesses. In addition, revise the disclosure to clearly reflect the requirements of Item 308(c) of Regulation SB.

Response:

We have revised our disclosure as shown in the redline comparison below, to reflect that we do not believe that the costs of remediation for the above material weaknesses will have a material effect on the our financial position, cash flows, or results of operations and that we expect to correct our material weaknesses by the end of fiscal year 2007.

ITEMS 3 AND 3A(T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Barbara C. Jacobs

September 26, 2007

As required by Rule 13a-15 under the Exchange Act, under the supervision and with the participation of our management, including Jiang Huai Lin, our President and Chief Executive Officer and William Ho our Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2007. Based on that evaluation, Messrs. Lin and Ho concluded that because of the material weakness in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of as of June 30, 2007.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over the company’s financial reporting. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with its review of our condensed, consolidated financial statements for the quarter ended March 31, 2007, our independent registered public accounting firm reported, in a letter dated May 22, 2007, a material weakness in our internal controls over our ability to produce financial statements free from material misstatements. Our independent registered public accounting firm reported a material weakness resulting from the combination of the following significant deficiencies:

  Lack of timely identification, research and resolution of accounting issues and lack of documentation of consideration of recent accounting pronouncements;

  Lack of documentation and review of financial information by our accounting personnel with direct oversight responsibility, and lack of analysis and reconciliation of certain accounts on a periodic basis, and the failure of the accounting system to provide information related to expenditures on a project-by-project basis;

  Absence of documented controls over our related party transactions; and

  Lack of technical accounting expertise among senior financial staff regarding US GAAP and the requirements of the PCAOB, and regarding the preparation of draft financial statements.

As a result of the above material weakness, our management concluded that, as of June 30, 2007, our internal control over financial reporting is not effective.

Change in Internal Control over Financial Reporting

In order to further enhance our internal controls, our management, with the participation of Messrs. Lin and Ho, recommended the following changes:

  we have restructured our relationship with iASPEC to address our controls over related party transactions with iASPEC;

  we have hired additional accounting personnel to assist us in the timely identification, research and resolution of accounting issues and with our documentation processes;

  we have performed additional analyses and reviews of our procedures to prepare the financial statements in this Form 10-Q in accordance with generally accepted accounting principles.

As of August 20, 2007, we have adopted and implemented these changes and management believes that they are effective. In addition our management has recommended the implementation of the following changes by the end of fiscal year 2007: the hiring of additional high-level accounting personnel with experience in US GAAP; the engagement of a third-party accounting firm to assist management in evaluating complex accounting issues on an as-needed basis; and the implementation of systems to improve control and review procedures over all financial statement and account balances.

Barbara C. Jacobs

September 26, 2007

We expect that the steps that we have taken and will take will correct the material weaknesses described above by the end of fiscal year 2007. We do not believe that the costs of remediation for the above material weaknesses will have a material effect on the our financial position, cash flows, or results of operations.

Per your comment, our final prospectus filed pursuant to Rule 424B and our Quarterly Report on Form 10-QSB for the fiscal quarter ending September 30, 2007, will also reflect these changes.

If you would like to discuss Registration Statement or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,
CHINA PUBLIC SECURITY TECHNOLOGY, INC.
By: /s/ Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer